SE 13010044 OMMISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 35315

SEC Mail Processing Section
RECEIVED
FEB 28 2013
Washington DC
193

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G.A. Repple & Company (a wholly owned subsidiary of G.A. Repple Financial Group, Inc.)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Normandy Road
(No. and Street)

Casselberry (City) Florida (State) 32707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra J. Albano (407) 339-9090
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.**

3/9/13

# OATH OR AFFIRMATION

I, Glenn A. Repple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G. A. Repple & Company, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SANDRA J. ALBANO
MY COMMISSION # DD 926802
EXPIRES: October 2, 2013
Bonded Thru Notary Public Underwriters

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.

X (b) Statement of Financial Condition.

X (c) Statement of Income (Loss).

X (d) Statement of Changes in Financial Condition.

X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

X (g) Computation of Net Capital.

X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

X (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.

X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

❑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

X (l) An Oath or Affirmation.

X (m) A copy of the SIPC Supplemental Report.

X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# G. A. REPPLE & COMPANY

## Financial Statements
## December 31, 2012

CRI CARR RIGGS & INGRAM
CPAs and Advisors
LIMITED LIABILITY COMPANY
www.CRIcpa.com

# G. A. REPPLE & COMPANY

## Financial Statements
## December 31, 2012

# G. A. REPPLE & COMPANY

Table of Contents

For the Year Ended December 31, 2012

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
G.A. Repple & Company
Casselberry, Florida

**Report on Financial Statements**
We have audited the accompanying statement of financial condition of G.A. Repple & Company (the "Company"), as of December 31, 2012, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.A. Repple & Company, as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital and computation of aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information referred to above has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr Riggs & Ingram LLC

Orlando, Florida
February 26, 2013

## G.A. REPPLE & COMPANY

Statement of Financial Condition

December 31, 2012

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 1,159,610 |
| Clearing account deposits, restricted | | 50,087 |
| Securities owned, at market | | - |
| Commissions receivable | | 223,555 |
| Other receivables | | 343,228 |
| Prepaid expenses | | 32,737 |
| Deferred tax asset | | 89,296 |
| **Total assets** | $ | 1,898,513 |
| | | |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| **Liabilites** | | |
| Accounts payable and accrued expenses | $ | 26,895 |
| Commissions payable | | 242,145 |
| Contingencies for claims | | 252,500 |
| Due to parent | | 127,785 |
| **Total liabilities** | | 649,325 |
| | | |
| **Shareholder's equity** | | |
| Common stock, $1 par value; 7,500 shares authorized, 100 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 351,832 |
| Retained earnings | | 897,256 |
| **Total shareholder's equity** | | 1,249,188 |
| | | |
| **Total liabilities and shareholder's equity** | $ | 1,898,513 |

See accompanying notes to financial statements.

## G.A. REPPLE & COMPANY

Statement of Operations

For the Year Ended December 31, 2012

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 6,296,454 |
| Investment advisory fees | 3,694,411 |
| Principal transactions | 715,756 |
| Marketing income | 65,480 |
| Other | 27,958 |
| **Total revenues** | 10,800,059 |
| **Expenses** | |
| Commissions | 8,553,492 |
| Overhead expenses | 1,310,225 |
| Clearing fees | 405,332 |
| Maintenance and support | 40,680 |
| Postage and freight | 32,711 |
| Professional services | 158,760 |
| Other | 111,127 |
| **Total expenses** | 10,612,327 |
| Income before benefit from income taxes | 187,732 |
| Provision for income taxes | (41,808) |
| **Net income** | $ 145,924 |

See accompanying notes to financial statements.

## G.A. REPPLE & COMPANY

Statement of Changes in Shareholder's Equity

For the Year Ended December 31, 2012

| | Common stock | | Additional | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | paid-in capital | earnings | Total |
| Balances, January 1, 2012 | 100 | $ 100 | $ 24,900 | $ 751,332 | $ 776,332 |
| Capital contributions | - | - | 326,932 | - | 326,932 |
| Net income for the year ended December 31, 2012 | - | - | - | 145,924 | 145,924 |
| Balances, December 31, 2012 | 100 | $ 100 | $ 351,832 | $ 897,256 | $ 1,249,188 |

See accompanying notes to financial statements.

## G.A. REPPLE & COMPANY

Statement of Cash Flows

For the Year Ended December 31, 2012

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 145,924 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Deferred taxes | (78,895) |
| Changes in operating assets and liabilities: | |
| Decrease in securities owned | 16,026 |
| Decrease in commissions receivable | 194,291 |
| Increase in other receivables | (45,445) |
| Increase in prepaid expenses | (17,222) |
| Decrease in accounts payable and accrued expenses | (2,915) |
| Decrease in commissions payable | (105,475) |
| Increase in contingencies for claims | 192,500 |
| Increase in due to parent | 90,703 |
| Total adjustments | 243,568 |
| Net cash provided by operating activities | 389,492 |
| **Cash flows from financing activities** | |
| Capital contributions and net cash provided by financing activities | 326,932 |
| **Net increase in cash and cash equivalents** | 716,424 |
| **Cash and cash equivalents at beginning of year** | 443,186 |
| **Cash and cash equivalents at end of year** | $ 1,159,610 |

See accompanying notes to financial statements.

## NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND ORGANIZATION - G. A. Repple & Company (the "Company") is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the "Parent"). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

CASH EQUIVALENTS - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

CONCENTRATIONS OF CREDIT RISK- The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

CLEARING ACCOUNT DEPOSITS - The Company is required to maintain cash balances with clearing agents, which are restricted as to use.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS - Commissions receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Company accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

USE OF ESTIMATES AND CERTAIN SIGNIFICANT ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates used in preparing these financial statements include those related to determining contingencies for claims (Note 8) and for determining the fair value of warrants (Note 6). It is at least reasonably possible that the significant estimates used will change within the next year.

## NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPUTATION OF CUSTOMER RESERVE - The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

INCOME TAXES - The Company's financial results are included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate company basis.

The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Temporary differences giving rise to the deferred tax asset consist of contingencies for claims that are recorded for financial statement purposes, but not for income tax purposes.

UNCERTAIN TAX POSITIONS - The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2009 for all major tax jurisdictions.

## NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is managed by its Parent and sole shareholder, G.A. Repple Financial Group, Inc. Consequently, operating results and financial position may be different than if the entities were autonomous. The Company pays the Parent for overhead expenses. The overhead expense through September 30, 2012 represents reimbursement for the costs associated with office space, telephone, staff support and other related expenses. The overhead expense from October 1, 2012 through December 31, 2012 represents reimbursements for the costs associated with maintenance of office equipment and furnishings, consolidated tax filing, board of directors meetings, and other related expenses. Overhead expenses for the year ended December 31, 2012 totaled $930,000.

The Company reimbursed its Parent $30,000 during the year ended December 31, 2012 for federal and state income taxes. An additional amount of $90,703 was accrued as "Due to parent" during the year for current and deferred income taxes.

Due to parent consists of interest-free amounts owed to the Parent and are due on demand.

## NOTE 2 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company paid the trust of a family member of the Parent's owner for rent and related taxes of the office building of $18,046 during the year ended December 31, 2012.

The Company receives reimbursements for costs associated with office space, telephone, staff support, and other related expenses from G.A. Repple Insurance Services, whose Parent and sole shareholder is also G.A. Repple Financial Group, Inc. Payments of $16,342 were received during the year ended December 31, 2012.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2012, the Company had excess net capital of $713,522 and a net capital ratio of .85 to 1.

## NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2012.

## NOTE 5 - INCOME TAXES

The provision (benefit) from income tax at December 31, 2012, consisted of the following:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 102,614 |
| State | | 18,089 |
| | | 120,703 |
| Deferred: | | |
| Federal | | (71,619) |
| State | | (7,276) |
| | | (78,895) |
| | $ | 41,808 |

The components of the net deferred tax asset as of December 31, 2012 are as follows:

| | | |
|---|---|---|
| Deferred tax asset | $ | 89,296 |
| Deferred tax liability | | - |
| Valuation allowance | | - |
| | $ | 89,296 |

## NOTE 5 - INCOME TAXES (CONTINUED)

The provision from income tax differs from the amount that would result from applying a statutory rate to the income before benefit from income tax primarily due to surtax exemptions.

## NOTE 6 – FAIR VALUE MEASUREMENTS

FASB ASC No. 820, *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels with Level 1 inputs consisting of unadjusted quoted prices in active markets for identical assets and having the highest priority and Level 3 inputs having the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Fund measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 inputs were available to the Company and Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Warrants received in conjunction with a private placement agreement are measured at fair value using Level 3 inputs. Management has determined the fair value of these warrants using the Black-Scholes Model using an interest rate of 5% (200% of the Long-Term IRS Applicable Federal Rates), volatility of 30% because the warrants are for an emerging growth company, and an expected term of 4 years at December 31, 2012. The fair value of the warrants was less than the exercise price; therefore, nothing was recorded on the accompanying balance sheet for the warrants as of December 31, 2012 or 2011.

## NOTE 7 - SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash was paid during the year for:

| | |
|---|---|
| Interest | $ - |
| Income taxes | $ - |

## NOTE 8 - CONTINGENCIES

The Company received a FINRA arbitration claim from a client as the result of monetary losses on investments made in 2006 which the client now claims were unsuitable. The Company has accrued $12,500 towards settlement based upon recommendations from its outside counsel.

The Company received a written claim from a client stemming from the purchases totaling $282,819 of certain investments made between 2005 and 2010 which the client now alleges were unsuitable. Based upon the Company's conversation with outside counsel, it has estimated a settlement of $90,000, which has been accrued at December 31, 2012.

The Company received a FINRA arbitration claim from a client concerning thirteen securities purchased at a total of $607,005. The claimants seek rescission plus consequential damages or a monetary settlement of $475,000. The Company has E&O insurance for this matter but would be required to pay a total of $150,000, which has been accrued at December 31, 2012.

**NOTE 8 – CONTINGENCIES (CONTINUED)**

If the Company is unable to reach settlement in any of these matters, or if any of the matters go to trial, the amount of ultimate losses to the Company, if any, may equal any amount up to the amount of damages sought by the claimants. The amounts accrued are included in the statement of financial condition under the caption "Contingencies for claims".

**NOTE 9 – RETIREMENT PLAN**

The Company has adopted a "Savings Incentive Match Plan for Employees" also known as a "SIMPLE" plan for employee retirement benefits through One America. Under the plan, an employer must either make matching contributions or non-elective contributions. Employees are eligible to participate upon working any duration of time in two separate calendar years and earning a total of $5,000 in each of those years. The Company annually contributes a discretionary percentage of each eligible employee's annual salary to the plan. The Company's contributions to the Plan were approximately $2,000 for the year ended December 31, 2012.

**NOTE 10 - SUBSEQUENT EVENTS**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosure in the Company's financial statements.

# SUPPLEMENTARY INFORMATION

## G.A. REPPLE & COMPANY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commisison

December 31, 2012

| | |
|---|---|
| **Total shareholder's equity** | $ 1,249,188 |
| **Deductions** | |
| **Non-allowable assets** | |
| Commissions and other receivables over 30 days old | 343,228 |
| Excess bond deductible | 19,000 |
| Prepaid expenses | 32,737 |
| Deferred tax asset | 89,296 |
| Money market interest receivable | 23 |
| **Total non-allowable assets** | 484,284 |
| Net capital before haircuts on securities positions | 764,904 |
| Haircuts on securities positions | (1,382) |
| **Net capital** | $ 763,522 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012) | |
| Net capital, as reported in Company's Part II FOCUS report | $ 763,522 |

See independent auditor's report.

## G.A. REPPLE & COMPANY

Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission

December 31, 2012

| | | |
|---|---|---|
| **Aggregate indebtedness** | | |
| Accounts payable and accrued expenses | $ | 26,895 |
| Commissions payable | | 242,145 |
| Contingencies for claims | | 252,500 |
| Due to parent | | 127,785 |
| **Total Aggregate indebtedness** | $ | 649,325 |
| **Ratio of aggregate indebtedness to net capital** | | .85 to 1 |

See independent auditor's report.

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
G.A. Repple & Company
Casselberry, Florida

In planning and performing our audit of the financial statements of G.A. Repple & Company, (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CARR RIGGS & INGRAM LLC

Orlando, Florida
February 26, 2013

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

## INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES REQUIRED BY SEC RULE 17a-5(e)(4)

Board of Directors
G.A. Repple & Company
Casselberry, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by G.A. Repple & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating G.A. Repple & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). G.A. Repple & Company's management is responsible for G.A. Repple & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursements records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr, Riggs & Ingram LLC

Orlando, Florida
February 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

**035315 FINRA DEC**
**G A REPPLE & CO 15*15**
**101 NORMANDY RD**
**CASSELBERRY FL 32707-3864**

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 13,199

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 6,429 )
7-30-2012 (Check# 27408)
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,770

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,770

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,770

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G.A. Repple and Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14 day of February, 20 13.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 10,792,789

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 5,334,499

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 178,524

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) ____

Total deductions 5,513,023

2d. SIPC Net Operating Revenues $ 5,279,766

2e. General Assessment @ .0025 $ 13,199

(to page 1, line 2.A.)